Exhibit 99.1

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Sanofi completes Principia Biopharma Inc. acquisition

*	Principia Biopharma Inc. is now a wholly owned subsidiary of Sanofi

PARIS – September 28, 2020 – Sanofi announced today the successful completion of its acquisition of Principia Biopharma Inc. (“Principia”) for $100 per share in cash.

“The Principia acquisition further strengthens our core areas of autoimmune and allergic diseases, giving us full control of tolebrutinib (SAR442168), as well as additional BTK inhibitors to further develop,” said Paul Hudson, Sanofi Chief Executive Officer. “The Principia integration into Sanofi augments our small molecule research capabilities as we look to maintain leadership in the discovery and development of oral medicines for serious illnesses.”

The tender offer for all of the outstanding shares of Principia common stock expired as scheduled at one minute after 11:59 p.m., Eastern Time, on Friday, September 25, 2020. The minimum tender condition and all of the other conditions to the offer have been satisfied and on September 28, 2020, Sanofi and its wholly owned subsidiary Kortex Acquisition Corp. (“Purchaser”), accepted for payment and will promptly pay for all shares validly tendered and not validly withdrawn.

Following its acceptance of the tendered shares, Sanofi completed its acquisition of Principia through the merger of Purchaser with and into Principia, pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, with Principia continuing as the surviving corporation and becoming an indirect, wholly owned subsidiary of Sanofi.

In connection with the merger, all Principia shares not validly tendered in the tender offer have been converted into the right to receive the same $100 per share in cash, without interest thereon and net of any applicable withholding taxes, that would have been paid had such shares been validly tendered in the tender offer. Principia common stock will cease to be traded on the NASDAQ Global Select Stock Market.

Evercore acted as financial advisor to Sanofi and Weil, Gotshal & Manges LLP acted as its legal counsel. Centerview Partners LLC and BofA Securities, Inc. acted as financial advisors to Principia and Cooley LLP acted as its legal counsel.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe. Sanofi, Empowering Life

Media Relations Contact Ashleigh Koss Tel.: +1 908-205-2572 ashleigh.koss@sanofi.com

Investor Relations Contacts Paris

Eva Schaefer-Jansen

Arnaud Delepine

Yvonne Naughton

Investor Relations Contacts North America

Felix Lauscher

Fara Berkowitz

Suzanne Greco

IR main line

Tel.: +33 (0)1 53 77 45 45

ir@sanofi.com

https://www.sanofi.com/en/investors/contact

Forward-Looking Statements

This communication contains forward-looking statements. Forward-looking statements are statements that are not historical facts and may include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will be” and similar expressions. Although Sanofi’s and Principia’s management each believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi and Principia, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, risks related to the successful integration of Sanofi and Principia, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not be realized, risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company, and the possibility that, if Sanofi does not achieve the perceived benefits of the acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of Sanofi’s shares could decline, as well as other risks related Sanofi’s and Principia’s respective business, including the ability to grow sales and revenues from existing products and to develop, commercialize or market new products, competition, including potential generic competition, the uncertainties inherent in research and development, including future clinical data and analysis, regulatory obligations and oversight by regulatory authorities, such as the FDA or the EMA, including decisions of such authorities regarding whether and when to approve any drug, device or biological application that may be filed for any product candidates as well as decisions regarding labelling and other matters that could affect the availability or commercial potential of any product candidates, the absence of a guarantee that any product candidates, if approved, will be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities and to complete related transactions and/or obtain regulatory clearances, risks associated with Sanofi’s and Principia’s intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that COVID-19 will have on Sanofi and Principia and their respective customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on Sanofi’s and Principia’s employees and on the global economy as a whole. Any material effect of COVID-19 on any of the foregoing could also adversely impact Sanofi and Principia. This situation is changing rapidly and additional impacts may arise of which Sanofi and Principia are not currently aware and may exacerbate other previously identified risks. While the list of factors presented here is representative, no list should be considered a statement of all potential risks, uncertainties or assumptions that could have a material adverse effect on Sanofi’s consolidated financial condition or results of operations. The foregoing factors should be read in conjunction with the risks and cautionary statements discussed or identified in the public filings with the U.S. Securities and Exchange Commission (the “SEC”) and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2019, and the current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K filed by Principia with the SEC. The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, Sanofi and Principia do not undertake any obligation to update or revise any forward-looking information or statements.